IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

RED OAK FUND, L.P., Plaintiff, v. DIGIRAD CORPORATION, JEFFREY E. EBERWEIN, CHARLES M. GILLMAN, JOHN M. CLIMACO, JAMES B. HAWKINS, AND JOHN W. SAYWARD Defendants.	)))))))))))))	Civil Action No.

VERIFIED COMPLAINT PURSUANT TO 8 DEL. C. § 225

Plaintiff The Red Oak Fund, LP (“Red Oak”), for its Verified Complaint Pursuant to 8 Del. C. § 225, alleges as follows:

NATURE OF THE ACTION

1.

This action is brought pursuant to Section 225 of the Delaware General Corporation Law for a declaration that the election of directors conducted at the May 3, 2013 annual meeting of Digirad Corporation (“Digirad”) was invalid and that the results of that election are null and void.  Additionally, Plaintiff seeks entry of an order compelling Digirad to hold a meeting and a new election of directors as soon as practicable.

2.

Digirad’s management made improper and illegal disclosures about non-public interim proxy voting tabulations to certain shareholders in order to sway their votes in a close contested election.  Digirad’s management also made material misrepresentations in connection with the election, attempted to vote non-voting Digirad treasury shares in their own favor and concealed damaging information about the company’s poor financial performance until one business day after the annual meeting.  After all these improper and inequitable machinations to influence the vote, Digirad’s management ostensibly prevailed in a close election by a vote of approximately 40% - 34% of all shares, with approximately 25% abstaining.  The validity and integrity of the corporate election process was destroyed and a new election should be ordered to protect Digirad’s shareholders’ franchise rights and their entitlement to a valid corporate election.

PARTIES

3.

Red Oak is a Delaware limited partnership having its principal place of business in New York, New York.   At the time of the May 2013 election, Red Oak beneficially owned 1,041,619 shares of Digirad’s common stock, or about 5.4% of the company’s voting shares.

4.

Digirad is a Delaware corporation with its principal place of business in Poway, California.  Digirad is what is commonly referred to as a “microcap” company, meaning its market capitalization is at the small end of the spectrum of publicly traded companies.

5.

Jeffrey E. Eberwein is the chairman of the board of directors of Digirad.  Eberwein ostensibly was re-elected to the board of directors on May 3, 2013, to serve until the annual meeting and election of shareholders in 2014.

6.

Charles M. Gillman is a member of the board of directors of Digirad.  Gillman ostensibly was re-elected to the board of directors on May 3, 2013, to serve until the annual meeting and election of shareholders in 2014.

7.

John M. Climaco is a member of the board of directors of Digirad.  Climaco ostensibly was re-elected to the board of directors on May 3, 2013, to serve until the annual meeting and election of shareholders in 2014.

8.

James B. Hawkins is a member of the board of directors of Digirad.  Hawkins ostensibly was re-elected to the board of directors on May 3, 2013, to serve until the annual meeting and election of shareholders in 2014.

9.

John W. Sayward is a member of the board of directors of Digirad.  Sayward ostensibly was re-elected to the board of directors on May 3, 2013, to serve until the annual meeting and election of shareholders in 2014.

JURISDICTION

10.

This Court has subject matter jurisdiction over this action pursuant to 8 Del. C. § 225(a).

11.

The individual defendants are proper party defendants because they claim directorships on Digirad’s board of directors, over which this Court exercises in rem jurisdiction.

FACTUAL BACKGROUND

12.

Red Oak initially invested in Digirad in 2008 and has been a Digirad shareholder continuously since 2011.  Red Oak notified Digirad in November 2011 that it was not satisfied with the performance of Digirad’s board of directors and with various corporate governance and compensation practices of Digirad.  Red Oak nominated an alternative slate of directors in connection with Digirad’s annual meeting and election of shareholders in 2012.

13.

In response, Digirad agreed to adopt certain changes in its corporate governance standards and compensation practices to bring greater transparency and other benefits for shareholders.  As a result of these commitments by Digirad’s board, Red Oak agreed it would not nominate an alternative slate of directors for the 2012 annual meeting and election of directors but specifically reserved the right to nominate an alternative slate of directors in 2013.  Red Oak also required that Digirad hold its 2013 annual meeting for the election of directors – one which Red Oak could contest if it felt it necessary to do so – not later than May 5, 2013.  Digirad agreed to all of these terms on June 29, 2012.

14.

After continued poor performance, Red Oak determined thereafter that the shareholder value could be improved with an alternative slate of more effective and experienced directors.  Red Oak informed Digirad in February 2013 that it would nominate five directors to run in opposition to the management board’s five nominees in the 2013 annual meeting and election of directors scheduled for May 3, 2013.

15.

Pursuant to SEC regulations, on or about March 15, 2013, Digirad issued a preliminary proxy statement urging Digirad shareholders to vote for five individuals, all of whom were then currently on the board (“the Management Slate”).  Similarly, Red Oak issued a preliminary proxy statement on or about March 29, 2013.  The preliminary proxy statement solicited Digirad shareholders to vote for five new nominees for the Digirad board, only one of which was affiliated with Red Oak itself (“the Red Oak Nominees”).

16.

On April 4, 2013, Digirad issued its definitive proxy statement.  The final proxy statement again urged Digirad shareholders to vote for the Management Slate.

17.

On April 10, 2013, Red Oak issued its definitive proxy statement soliciting Digirad shareholders to vote for the Red Oak Nominees.  Red Oak intentionally issued its definitive proxy statement after Digirad had issued its own so that Red Oak’s final proxy statement would be able to comment on the accuracy and content of Digirad’s proxy statement.  As a natural consequence of this series of disclosures, supporters of the Management Slate were able to start returning their proxy instructions approximately one week before supporters of the Red Oak Nominees were able to return their proxy instructions.  Of course, by the time of the annual meeting itself, both sides would have ample opportunity to cast their votes.  But it was inescapable that initial returns of proxy instructions would necessarily be weighted toward Management Slate shareholders who had received proxy instructions from Digirad well in advance of when Red Oak mailed its proxy materials to shareholders.

18.

One mechanism proxy solicitors use to monitor the preliminary returns of proxies cast by a corporation’s shareholders is to review preliminary tabulations prepared by Broadridge Financial Services, Inc. (“Broadridge”).   Broadridge receives instructions from beneficial owners of a company’s stock regarding how they wish their custodian to vote their shares in a contested election and then summarizes those votes for the contestants.  These tabulations – which are preliminary in nature and subject to change until voting is complete – are provided daily by Broadridge after a proxy contestant issues its definitive proxy statement pursuant to Securities and Exchange Commission requirements.  Broadridge’s reports are not public documents, but are provided only to the election contestants.

19.

For this reason, it is illegal for election contestants to publicize interim voting results or otherwise try to influence shareholder voters by claiming to know the results of an election.  Indeed, Delaware fiduciary duty law and the federal securities law prohibit false or misleading statements in a proxy statement or other communication made in connection with soliciting a stockholder action.  In fact, Rule 14a-9(a) promulgated under Section 14(a) of the Securities Exchange Act (17 C.F.R. 240.14a-9) provides express examples of what may be misleading within the meaning of this section and states that “[c]laims made prior to a meeting regarding the results of a solicitation” may violate Section 14(a) and Rule 14a-9.

20.

The impropriety of an election contestant claiming to know the results of an election before votes are final is widely understood in the industry.  As shown below, Digirad’s directors were acutely aware of this prohibition – yet flagrantly violated it to fatally undermine the validity of the Digirad election.

21.

The potential for abusing preliminary voting returns is especially strong in the context of microcap companies like Digirad.  Microcap companies generally receive little or no market research or other investment coverage. The primary or only source of information about a microcap company other than publicly-filed periodic reports is often the company’s management personnel.  Access to those personnel is particularly important for a shareholder to be able to monitor its investment in a microcap company.

22.

For this reason, a contested election in a microcap company makes a shareholder face a difficult choice that may have little to do with the merits of the differing slates themselves.  Management’s ability to control the flow of information to shareholders is a powerful tool to incentivize shareholders to vote for management.  If a shareholder visibly opposes management or current directors who ultimately prevail in a contested election, that shareholder risks alienating the only people who can provide information about its investment.

23.

Accordingly, management’s contention that an election is a foregone conclusion – especially when purportedly based on confidential, non-public preliminary proxy returns – is a powerful incentive to dissuade shareholders from voting against a microcap company’s management’s slate, or at a minimum to abstain from voting.  For this reason such statements manipulate the corporate machinery and interfere the stockholder franchise.

24.

Digirad is precisely such a microcap company.  It is the subject of little or no market research.  Access to the company’s management is critical for any shareholder who wishes to actively monitor its investment.  Any claim by management that it will inescapably win an election – based on information not available to shareholders – is a powerful incentive to unfairly pressure shareholders to vote in favor of management or risk being excluded from access to management in the future.

DIGIRAD IMPROPERLY VOTES DIGIRAD’S

TREASURY SHARES FOR ITSELF

25.

According to Digirad’s definitive proxy statement of April 4, 2013, there were 19,266,685 outstanding shares of Digirad eligible to vote in the May 2013 annual meeting of shareholders.  This figure excludes the company’s treasury shares.  Treasury shares are ineligible to vote in an annual meeting.

26.

Digirad held approximately 1 million shares of treasury stock in an account at Raymond James & Co. (“Raymond James”).  This account holding these treasury shares was not known to the general public.  In early April 2013, Digirad’s management returned a proxy card to Broadridge.  Digirad’s proxy card instructed Raymond James to vote the treasury shares for which it was custodian in favor of the Management Slate.  Digirad did so with knowledge that the treasury shares were not eligible to vote at the annual meeting.  Digirad did so with the hope and intention that the treasury shares nevertheless would be counted at the annual meeting and would help elect the Management Slate.  Digirad also did so in order to artificially inflate the preliminary voting results it would improperly release to certain shareholders in order to influence their voting decisions, as further discussed below.

27.

On about April 8, Red Oak’s proxy solicitor obtained from Digirad’s proxy solicitor (InvestorCom, Inc.) a list of Digirad’s shareholders that indicated there were 20,169,852 outstanding common shares of Digirad stock.  Red Oak’s proxy solicitor inquired why this list showed more outstanding shares than were reflected in Digirad’s public filings, and whether the difference was attributable to treasury shares.  Digirad’s proxy solicitor confirmed that the list included roughly 1 million shares of treasury stock.  Digirad’s proxy solicitor, however, refused to disclose the custodian or custodians where those treasury shares were held (which plaintiff now knows to be Raymond James).  Such secretive behavior was unusual for a proxy solicitor even in a contested election of directors.

28.

On April 17, 2013, Broadridge reported a sudden increase in votes cast by Raymond James of more than 1 million votes – or about 5% of all Digirad’s shares.  Suspiciously, all of these sudden votes were cast in favor of Digirad’s recommendations on all agenda items, including the election of directors.  Unknown to the public at that time, most or all of the shares attributed to Raymond James were Digirad treasury shares held at Raymond James, and which Digirad’s incumbent managers had wrongfully instructed Raymond James to cast in favor of the Management Slate.

29.

In fact, when Digirad refused to reveal to Red Oak’s proxy solicitor the name of the custodian holding Digirad’s treasury shares, as noted above, Digirad had already given improper instructions to that custodian (Raymond James) to vote those treasury shares in favor of the Management Slate.

30.

The annual meeting of Digirad was held as scheduled on May 3, 2013.  The election results were tabulated by an Inspector of Elections.  Digirad did not disclose to the Inspector of Elections that it had submitted ineligible treasury shares.  Nevertheless, the inspector determined there was an “overvote” and conducted his own investigation to determine why.

31.

The inspector determined that the company attempted to vote 1,073,641 treasury shares held by Raymond James even though such shares are ineligible to vote.  The Inspector of Elections then excluded the treasury shares before certifying the results of the election on or about May 8, 2013.

32.

The fact that the management board attempted to violate the law and attempted to vote non-voting shares in their favor was material to investors.  Digirad never disclosed to shareholders its attempt to manipulate the company’s treasury shares in favor of the Management Slate.  As noted, Digirad then wrongfully used the preliminary voting results – which were inflated by the non-voting treasury shares – to pressure shareholders to vote for the Management Slate.

33.

The results certified by the inspector of elections indicated a close election.  About 40% of the shares voted were cast in favor of the management board members.  About 34% of the shares voted were cast in favor of the Red Oak Nominees.  Approximately 25% of the shares abstained.  As a result, the Management Slate ostensibly prevailed in the election of directors.

THE MANAGEMENT SLATE UNLAWFULLY PREDICTED THE OUTCOME OF THE ELECTION OF DIRECTORS BASED ON NON-PUBLIC AND PRELIMINARY PROXY RETURNS

34.

Multiple representatives of the Management Slate, including its proxy solicitor InvestorCom, repeatedly represented to shareholders that management was assured of winning the election and maintaining its power over the company.  The Management Slate made these repeated misrepresentations in order to influence the outcome of the election by dissuading shareholders from voting for the Red Oak Nominees.  For the reasons discussed above, these claims about the ultimate outcome of the solicitation were illegal, violated the individual defendants’ fiduciary duties, and eviscerated the integrity of the Digirad election process.

35.

For example, on or about April 26, 2013, the third largest Digirad shareholder, Somerset Capital Partners LP (“Somerset”), spoke by telephone with Digirad’s president, Defendant Jeffrey Eberwein.  Mr. Eberwein urged Somerset to vote Somerset’s shares in support of the Management Slate.  In doing so, Eberwein strongly and repeatedly claimed that the Management Slate would no doubt win the election, with or without Somerset’s votes.  Mr. Eberwein nevertheless encouraged Somerset to align with the winning side by casting its votes for the Management Slate.  Somerset did not do so.

36.

Mr. Eberwein predicted the outcome of the election purportedly based on the non-public preliminary tabulations of votes that had already been cast by shareholders and to which he was privy.  He explained that he received voting summaries daily and that he knew which shareholders had voted and who they voted for.  Eberwein described the outcome in such terms as “it’s not even close,” and “we have this sewn up,” and “it’s a landslide.”  He also told Somerset the range of actual votes already cast, and claimed that the Management Slate already had received the votes of more than 40% of the company’s total outstanding common shares.

37.

Such predictions and assertions based on non-public proxy returns were particularly wrongful in this case for two reasons.  First, the Management Slate had sent its definitive proxy statement, and had begun soliciting votes, about a week before Red Oak did so.  Thus it was natural – and both contestants knew and expected - that the earliest preliminary proxy returns would be weighted towards the Management Slate.  It is precisely for that reason that an election contestant may not use preliminary non-public information to predict the final outcome in an effort to sway shareholder voters.

38.

Second, the earliest preliminary proxy returns included Digirad’s unlawful attempt to vote the company’s treasury shares in management’s favor.  Thus, Digirad aggravated its improper “predictions” by relying on a large amount of treasury shares that Digirad had itself voted but knew to be ineligible.

39.

Other representatives of Digirad made similar misrepresentations to manipulate the corporate machinery and try to influence shareholders to vote for the Management Slate or, at a minimum, to abstain from voting.  Upon information and belief, one or more representatives of InvestorCom purported to give various Digirad shareholders explicit information about the preliminary results of the election.

40.

The Management Slate had full knowledge that it was prohibited from making claims about the results of the proxy solicitation prior to the meeting and that doing so would impeach the integrity of the election.  In an April 29, 2013 email to Red Oak that was copied to Mr. Eberwein, Digirad’s Chief Financial Officer purported to warn Red Oak that making statements to investors about the status of the preliminary vote would “constitute predictions about the results of the solicitation, in clear violation of Rule 14a-9.  Red Oak should refrain from making these or similar statements to the stockholders for the duration of the solicitation.”  Digirad’s management was thus fully aware of the requirements for a valid corporate election at the very time that Eberwein and the Management Slate were doing precisely what they knew to be improper and what they knew would taint the election.

THE MANAGEMENT BOARD REFUSES TO DISCLOSE POOR FINANCIAL PERFORMANCE UNTIL ONE BUSINESS DAY AFTER THE ELECTION OF DIRECTORS

41.

On May 6, 2013 – one business day after the annual meeting – Digirad filed its Form 10-Q with the Securities and Exchange Commission, which provided information about Digirad’s financial performance for the first quarter of 2013, ending March 31, 2013.  The Form 10-Q revealed that the company’s net revenues declined compared to the year prior.  Compared to one year earlier, the company’s net losses and net losses per share nearly doubled.

42.

The severe decline in the company’s financial performance was material to shareholders.  The fundamental dispute in the contested election of directors concerned the Management Slate’s poor stewardship of the company and its failure to maximize shareholder value.  The Form 10-Q that management purposefully delayed until one business day after the annual meeting reflected management’s most recent poor performance in an election that centered on exactly that performance.

43.

Digirad’s management knew of the company’s poor financial performance well in advance of the May 3 annual meeting and election of directors.  The Form 10-Q would have required audit committee review and approval before being issued, which must have occurred prior to the May 3 annual meeting.  Management intentionally delayed disclosure of the poor financial performance to shareholders until immediately after the meeting.  Management concealed the company’s poor performance from shareholders in order to promote its chances for re-election at the May 3 annual meeting.

44.

Despite all the trickery, machinations, material misrepresentations and material omissions described above, the election of directors was very close.  Among all shares eligible to vote, the Management Slate ostensibly prevailed by 40-34%, with a substantial number of shares abstaining.  Among shares actually voted at the meeting, the Management Slate won by only about 54-46%.  Each of the activities described above, separately and in accumulation, prevented a valid election from being held on May 3, 2013.

COUNT I

RESCIND RESULTS OF THE MAY 3, 2013 ELECTION OF DIRECTORS

45.

Red Oak incorporates the allegations above.

46.

The election process by which the Management Slate was elected was marred by the individual defendants’ breaches of fiduciary duties and inequitable conduct.  The election lacked validity and integrity due to Digirad’s improper attempts to influence shareholders through false and otherwise improper representations regarding the interim voting of proxies prior to the annual meeting.  But for the individual defendants’ misrepresentations, omissions and improper conduct – all in violation of the fiduciary duties – the Management Slate would not have been elected.

47.

The results of the May 3, 2013 annual meeting should be voided because Digirad shareholders were denied their right to a valid corporate election of directors and to full and complete disclosure in connection therewith.

48.

Plaintiff has no adequate remedy at law.

COUNT II

NEW ANNUAL MEETING AND ELECTION OF DIRECTORS

49.

 Red Oak incorporates the allegations above.

50.

The annual meeting at which the Management Slate was elected was highly tainted by the defendants’ material misrepresentations and omissions and their improper attempts to influence shareholders through false and otherwise improper representations regarding the interim voting of proxies prior to the annual meeting.  But for these misrepresentations, omissions and improper conduct, the Management Slate would not have been elected.

51.

Digirad should be ordered to hold a new annual meeting as soon as practicable to ensure that Digirad shareholders are given a fair election.

52.

Plaintiff has no adequate remedy at law.

WHEREFORE, Red Oak respectfully requests the following relief:

1)

An order voiding the results of the May 3, 2013 election;

2)

An order compelling Digirad to hold a new 2012 annual election as soon as practicable in the Court’s judgment.

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Dated: May 15, 2013

PRICKETT, JONES & ELLIOTT, P.A.

By:   /s/ Elizabeth M. McGeever

Elizabeth M. McGeever (Bar I.D. #2057)

Laina M. Herbert (Bar I.D. #4717)

1310 N. King Street

P.O. Box 1328

Wilmington, DE  19899-1328

Tel. (302) 888-6500

emmcgeever@prickett.com

lmherbert@prickett.com

OF COUNSEL:

Daniel F. Wake

Daniel E. Rohner

SANDER INGEBRETSEN & WAKE, P.C.

1660 17th Street, Suite 450

Denver, Colorado  80202

Telephone: (303) 285-5544

Facsimile: (303) 285-5301

Email: dwake@siwlegal.com

Attorneys for Plaintiff

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